FEDERATED HERMES ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 21, 2021

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES ADVISER SERIES (the “Registrant”) Federated Hermes MDT Market Neutral Fund (the “Fund”) Class A Shares Institutional Shares 1933 Act File No. 333-218374 1940 Act File No. 811-23259

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on May 21, 2021, regarding its Post-Effective Amendment No. 41 under the Securities Act of 1933 and Amendment No. 42 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on April 8, 2021.

The Registrant notes that the Fund is proposed to be the acquiring fund in a proposed reorganization (the “Reorganization”) with Hancock Horizon Quantitative Long/Short Fund (the “Predecessor Fund”)

COMMENT 1. General Comments

a.	Please file BXTs until the closing of the Reorganization (to avoid two funds with same performance and financials).
b.	If you plan to incorporate by reference this Registration Statement into the N-14, we would not object to incorporating this Registration Statement into the N-14 and delivering a prospectus only to Target Fund shareholders, but we would not suggest it. However, if that is the plan, you will need to represent that the Fund will not sell off this Registration Statement and will sticker the Fund explaining that the Fund will not be operational until the closing of the Reorganization.
c.	Please make sure the Fund’s responses to Staff comments include the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.
d.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.
e.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
f.	Please remember to update the series/class identifiers on EDGAR to reflect the ticker symbols once they are available. See Rule 313 of Regulation S-T.

RESPONSE:

a.	It is the Registrant’s understanding that the Fund must become effective before the effective date of the Form N-14 to which the Fund’s reorganization with the Predecessor Fund relates. This has been a past requirement of the Staff with which the Registrant has complied. Therefore, the Registrant believes that the Fund must become effective automatically on June 24, 2021 and respectfully declines to file 485BXTs until the closing of the Reorganization.
b.	The Registrant represents on behalf of the Fund that the Fund will not offer Fund shares to the public unless and until the Fund’s Reorganization with the Predecessor Fund has closed. A supplement will be prepared and filed for the Fund explaining that the Fund will not be operational until the closing of the Reorganization.
c.	The Registrant will comply as requested.
d.	The Registrant will comply as requested.
e.	The Registrant understands its responsibility.
f.	The Registrant will comply as requested.

COMMENT 2. Prospectus – Risk/Return Summary: Investment Objective

The following disclosure is not permitted or required in the summary. Please move it to the statutory section of the Prospectus in response to Item 9(a).:

“The objective may be changed by the Fund’s Board of Trustees (the “Trustees”) without shareholder approval.”

RESPONSE:

The Registrant will restate the Fund’s investment objective in, and move the noted sentence above, to the Fund’s Item 9(a) disclosure to be the first and second sentence of the first paragraph as follows (addition is bold and underlined):

“The Fund’s investment objective is to seek to provide long-term capital appreciation while limiting exposure to general stock market risk. The objective may be changed by the Fund’s Board of Trustees (the “Trustees”) without shareholder approval. The Fund seeks to achieve its objective by investing …”

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete Footnote 1 since the Rule 12b-1 expenses disclosed are not currently charged by the Fund. This footnote is not permitted by Item 3 of Form N-1A. Dormant fees should be addressed in Item 12 disclosure.

RESPONSE:

The Registrant confirms that the Distribution Rule 12b-1 Fee (“12b-1 Fee”) for the Fund’s Class A Shares is “dormant.” While a 5 basis point 12b-1 Fee for the Class A Shares has been approved by the Fund’s Board of Trustees (the “Board”), 5 basis points of the 12b-1 Fee will not be incurred or charged (“Dormant Fee”) unless and until it is approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the Fund’s respective footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the dormant portion of the 12b-1 Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) the 12b-1 Fee has been approved by the Board; (2) provide the maximum allowable fee amount, as applicable; and (3) disclose that a portion of the 12b-1 Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses

The Staff notes that Footnote 2 discloses that Other Expenses, including Dividends and Other Expenses related to Short Sales and Acquired Fund Fees and Expenses, are estimated.

Since the Fund is not a new fund as defined by Form N-1A Item 3 Instruction 6, Other Expenses should not be estimated, unless you expect that there will be changes in these expenses that are materially different from the prior fiscal year because of the Reorganization. In that case:

(A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and

(B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees. See Form N-1A Item 3, Instruction 3(d).

RESPONSE:

The Registrant confirms that Fund expenses have been restated to reflect expenses that will be in place following the acquisition of the Predecessor Fund. Current fees are those that are reflected in the Predecessor Fund’s current prospectus and will be in place until the merger with the Fund.

Accordingly, the Registrant will make the following revision to footnote 2 to the table (deletions stricken, additions bold and underlined):

“Dividends and Other Expenses Related to Short Sales, Other Operating Expenses and Acquired Fund Fees and Expenses ~~are based on estimated amounts for the current fiscal year~~ have been restated to reflect the anticipated fees and expenses of the Fund subsequent to the anticipated reorganization.”

COMMENT 5. Prospectus - Risk/Return Summary: Fees and Expenses

In Footnote 3, please remove the references to “on their own initiative” and “voluntary” in the context of waivers and/or reimbursements in order to avoid shareholder confusion. These references are not permitted or required by Form N-1A Item 3.

RESPONSE:

With respect to the comment to remove the word “voluntary,” the Fund’s investment adviser (“Adviser”) and certain of their affiliates have, voluntarily on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and enter into these agreements with the Fund’s Board unless or until the Fund’s Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. The Fund’s Fee Limit, as defined in Footnote 3, is the threshold for total fund operating expenses under the Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 6. Prospectus - Risk/Return Summary: Fees and Expenses

We note the disclosure in Footnote 3. A contractual expense limitation shown in the fee table must be in effect for at least one year from the effective date of the Reorganization. April 1, 2022 is not a full year. See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE:

The Registrant will revise the Fund’s Footnote 3 to reflect a date that is at least one year from the effective date of the Reorganization as follows (deletion stricken and addition bold and underlined):

“The Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, Dividends and Other Expenses Related to Short Sales, interest expense, extraordinary expenses and proxy-related expenses paid by the Fund, if any) paid by the Fund’s A and IS classes (after the voluntary waivers and/or reimbursements) will not exceed 1.33% and 1.08% (the “Fee Limit”), respectively, up to but not including the later of (the “Termination Date”): (a) ~~April 1~~, October 1, 2022; or (b) the date of the Fund’s next effective Prospectus. While the Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Fund’s Board of Trustees.”

COMMENT 7. Prospectus - Risk/Return Summary: Fees and Expenses Example

Please explain the basis for using two example scenarios – expenses assuming redemption and expenses assuming no redemption – since the classes do not charge a contingent deferred sales charge or a redemption fee, per the Fee Table. Alternatively, please revise the Example table.

RESPONSE:

The Registrant will change the Example presentations to reflect only one set of Example numbers and will make the following revisions to introductory disclosure (deletions are stricken and addition is bold and underlined):

“Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. ~~Expenses assuming no redemption are also shown.~~ The Example also assumes that your investment has a 5% return each year and that the operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same. The expenses used to calculate the Fund’s examples do not include fee waivers or expense reimbursements. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

COMMENT 8. Prospectus - Risk/Return Summary: Portfolio Turnover

The Staff notes the following disclosure:

“Because the Fund has not yet commenced operations as of the date of this prospectus, portfolio turnover information is not yet available for the Fund. The investment objective and strategies of the Fund are substantially identical to the investment objective and strategies of the Predecessor Fund.”

Please delete these two sentences.

RESPONSE:

The Registrant respectfully believes that the disclosure is accurate. Instruction 5 of Form N-1A Item 3 provides that a Fund must disclose the portfolio turnover rate provided in response to Item 13(a) for the most recent fiscal year (or for such shorter period as the Fund has been in operation).”

The Registrant notes that the Fund does not have an operating history and will not have an operating history unless and until the Reorganization is completed. In recognition of this, the Fund discloses the Predecessor Fund’s portfolio turnover rate for its most recently completed fiscal year. Therefore, the Registrant believes that this, in combination with the statement that the Fund has no operating history, is accurate, consistent with Form N-1A and fully informative to shareholders.

COMMENT 9. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff notes the following disclosure in the first paragraph:

“The Fund seeks to achieve its objective by investing in long positions in publicly traded common stocks which the Fund’s quantitative model predicts will achieve above-market returns, and short positions in publicly traded common stocks which the Fund’s quantitative model predicts will achieve below-market returns.”

When will the adviser sell? This section seems to address purchase but not sale.

RESPONSE:

The Registrant has reviewed the disclosure and respectfully believes that the current disclosure does address that the Fund would both enter into and exit positions based on the predictions of its quantitative model. However, in light of the Staff’s comment, the Registrant proposes the following revisions (deletions stricken, additions bold and underlined):

“The Fund seeks to achieve its objective by ~~investing in~~ selecting long positions in publicly traded common stocks which the Fund’s quantitative model predicts will achieve above-market returns, and short positions in publicly traded common stocks which the Fund’s quantitative model predicts will achieve below-market returns.”

COMMENT 10. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

a.	Please disclose the strategy that results in “Exchange-Traded Fund Risk” as a principal risk or delete the risk disclosure.
b.	Please disclose the strategy that gives rise to “REIT Risk.”
c.	We note the “Sector Risk” disclosure. If the Fund invests significantly in any sector(s), please disclose in the strategy.
d.	We note the “Portfolio Turnover Risk.” Frequent trading strategy disclosure should be added.

RESPONSE:

a.       Exchange-Traded Fund Risk. The Registrant has reviewed the disclosure and determined that exchange-traded fund investments are not a principal investment strategy and thus not a principal risk factor for the Fund. Accordingly, the Registrant will move the exchange-traded fund securities disclosure and related risk descriptions to the SAI.

b.       REIT Risk. This risk is related to the Fund’s securities description regarding its investments in real estate investment trusts which are a type of equity security in which the Fund may principally invest. The Fund’s strategy states that its investments will primarily include, but are not limited to, equity securities of issuers listed in the Russell 3000 Index. Accordingly, the Registrant respectfully believes the current strategy, securities and risk disclosures to be accurate and declines to make any revisions.

c.       Sector Risk. Please see the Registrant’s response to Comment 11( g.) below.

d.       Portfolio Turnover Risk. The Registrant respectfully believes that the current summary and statutory risk factors and statutory investment strategy disclosures with respect to portfolio turnover are appropriate and that no added disclosure is necessary.

COMMENT 11. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

a.	Add “Management Risk” or explain why it is not necessary.
b.	Under “Short Selling Risk,” state the amount which is the “maximum extent permitted under the Investment Company Act of 1940.”
c.	Under “Risk Related to the Economy,” include a brief summary of “Epidemic and Pandemic Risk” disclosed in Item 9.
d.	Under “Risk Related to Company Capitalization,” the specific risks of stocks in each capitalization range should be disclosed. Summarize what the Fund has in the Item 9 risk disclosure. In addition, it should also be made clear in the strategy that the Fund can invest in small- and mid-cap securities.
e.	Under “Liquidity Risk,” are credit ratings relevant to the types of securities that the Fund will hold? If “Liquidity Risk” is related to any other of the Fund’s investments besides derivatives, please clarify in the risk disclosure.
f.	If “Exchange-Traded Fund Risk” is maintained (see Comment 10 a. above), please add a statement informing shareholders that the Fund will pay a proportional share of the fees and expenses of the underlying funds in which it invests, in addition to its own fees. As a result, shareholders will be subject to two layers of fees with respect to investments in the Fund. This should also be in statutory in response to item 9(c).
g.	Under “Sector Risk,” provide disclosure briefly here, and in more detail in Item 9, as to the risks associated with the specific industry sectors in which the Fund invests. If the Fund invests significantly in any sector(s), please disclose in strategy disclosure as well (see Comment 10 b. above).
h.	With respect to “Counterparty Credit Risk,” which Fund investments is this risk related to? Short Sales? Derivatives? Please clarify this disclosure.
i.	With respect to “Risk of Investing in Derivative Contracts,” please include a brief summary of the risks associated with the specific types of derivatives that the Fund will invest in (such as futures, options, forward contracts, and swap agreements).

RESPONSE:

a.	Management Risk. The Registrant believes the general risks involved with active management are relevant to almost all funds (including those of other investment companies) and do not appreciably contribute to an investor’s ability to compare or contrast this Funds with other funds and declines to add the disclosure at this time. See General Instruction C. (1)(b) (“Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.”) However, the Registrant will consider in the future the development of this risk factor as a complex-wide matter.
b.	Short-Selling Risk. In response to the comment, the Registrant supplementally notes that, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, including for the purposes of short sales, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings. The Registrant also notes that the Fund currently includes disclosures related to the Fund’s borrowing limitations under “Additional Information” in the Fund’s SAI.

In addition, the Registrant also notes that with the adoption of new Rule 18f-4 in October 2020 (the “Derivatives Rule”), the regulatory requirements with respect to borrowings related to derivatives and short sales are shifting. When coupled with the Fund’s existing SAI disclosure, the Registrant believes that with the changing regulatory regime, the Fund’s current disclosure is appropriate and respectfully declines to make changes at this time. However, in light of the adoption of the Derivatives Rule, the Registrant will, on a complex-wide basis, continue to review any related disclosure and may make changes as deemed appropriate.

c.	Risk Related to the Economy. The Registrant notes that the Fund’s “Risk Related to the Economy” in Item 4 includes discussion of epidemics and pandemics, which corresponds to the Item 9 “Epidemic and Pandemic” sub-risk of the “Risk Related to the Economy” in Item 9. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
d.	Risk Related to Company Capitalization. The Registrant will add the following risk factors to the summary and statutory risk sections:

Summary Risks

Small-Cap Company Risk. The Fund may invest in small capitalization (or “small-cap”) companies. Small-cap companies may have less liquid stock, a more volatile share price, unproven track records, a limited product or service base and limited access to capital. The above factors could make small-cap companies more likely to fail than larger companies, and increase the volatility of the Fund’s portfolio, performance and Share price.

Mid-Cap Company Risk. The Fund may invest in mid-capitalization (or “mid cap”) companies. Mid cap companies often have narrower markets, limited managerial and financial resources, more volatile performance and greater risk of failure, compared to larger, more established companies. These factors could increase the volatility of the Fund’s portfolio, performance and Share price.

Statutory Risks

Small-Cap Company Risk

The Fund may invest in small capitalization (or “small-cap”) companies. Market capitalization is determined by multiplying the number of a company’s outstanding shares by the current market price per share. Generally, the smaller the market capitalization of a company, the fewer the number of shares traded daily, the less liquid its stock and the more volatile its price. Companies with smaller market capitalizations also tend to have unproven track records, a limited product or service base and limited access to capital. Newer companies with unproven business strategies also tend to be smaller companies. The above factors increase risks and make these companies more likely to fail than companies with larger market capitalizations, and could increase the volatility of the Fund’s portfolio and performance. Shareholders should expect that the value of the Fund’s Shares will be more volatile than a fund that invests exclusively in mid-cap or large-cap companies.

Mid-Cap Company Risk

The Fund may invest in mid-capitalization (or “mid cap”) companies. Market capitalization is determined by multiplying the number of a company’s outstanding shares by the current market price per share. Mid cap companies often have narrower markets and limited managerial and financial resources compared to larger, more established companies. The performance of mid cap companies can be more volatile and they face greater risk of business failure, compared to larger, more established companies, which could increase the volatility of the Fund’s portfolio and performance. Shareholders should expect that the value of the Fund’s Shares will be more volatile than a fund that invests exclusively in large cap companies.

e.	Liquidity Risk. The Registrant confirms that the Fund does not currently expect to hold securities other than long and short positions in equities and credit ratings will not be relevant for those holdings. Accordingly, the Registrant believes that the existing disclosure is accurate and respectfully declines to make any revisions.
f.	Exchange-Traded Fund Risk. Please see the response to Comment 10 (a.) above.
g.	Sector Risk. The Registrant confirms that the Fund does not concentrate in a particular sector or industry nor does it have a policy to do so. The term “sector” refers to a broad segment of the securities market that may contain a number of industries. Accordingly, even though the Fund may not concentrate in a particular industry, it may invest, from time to time, over 25% of its assets in a sector that includes a number of industries, none of which will comprise more than 25% of the Fund’s assets. Therefore, the Fund provides a general sector risk statement and, accordingly, does not believe that any change to its strategy is required in response to this comment.
h.	Counterparty Credit Risk. The Registrant believes that the “Counterparty Credit Risk” appropriately discloses that this risk is related to the possibility that a party to a transaction, including but not limited to derivative transactions, may fail to meets it obligations. Accordingly, the Registrant respectfully declines to further revise this risk factor.
i.	Risk of Investing in Derivative Contracts. Please see Registrant’s response to Comment 17 (b.) below.

COMMENT 12. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

We note the following disclosure:

“The Predecessor Fund pursued different investment strategies than the Fund, so the performance of the Fund is likely to differ after the reorganization. Given the above, unless specifically stated otherwise, subsequent references in this section to the Fund should be read to include the Predecessor Fund.”

Please briefly disclose how the Predecessor Fund’s strategy was different.

RESPONSE:

The Registrant will make the following revisions to the noted disclosure (additions bold and underlined):

“The Predecessor Fund pursued different investment strategies than the Fund, so the performance of the Fund is likely to differ after the reorganization. The Predecessor Fund employed an investment strategy typically involving less leverage and with a net long orientation as opposed to the Fund’s market neutral approach. In addition, the Predecessor Fund employed its own proprietary quantitative screening process followed by fundamental and technical analysis to select investments, where the Fund’s approach is to use its own proprietary quantitative process to select investments. Given the above, unless specifically stated otherwise, subsequent references in this section to the Fund should be read to include the Predecessor Fund.”

COMMENT 13. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

We note the following disclosure under the Bar Chart:

“The Fund’s IS class total return for the three-month period from January 1, 2021 to March 31, 2021, was x.xx%.”

This disclosure may need to be updated depending upon when the Fund goes effective.

RESPONSE:

Consistent with its response to Comment 1a. above, the Registrant believes that the Fund is required to become effective prior to the effective date of its related Form N-14. Therefore, the automatic effective date of the Fund will be June 24, 2021 as marked on the facing page of the Registrant’s Rule 485(a) filing submitted on April 8, 2021. This date will occur prior to the end of the next calendar quarter and the total return must remain as of March 31, 2021.

COMMENT 14. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

We note the Fund is using a different presentation regarding the comparison index(es) than used by the Predecessor Fund. The Fund should show the same two indexes as the Predecessor Fund for the first year.

In addition, since the performance is being shown for Class A in the Average Annual Total Return table, the prior performance of the related Predecessor Fund class must be adjusted to reflect the Class A sales load for all prior periods. See ADI 2019-09; Item 24 (b)(1) Instruction 1.

RESPONSE:

With respect to the performance comparison indexes, the Registrant confirms that in response to the comment it will present both the comparison index(es) used by the Predecessor Fund and the comparison index(es) for the Fund for the first year of the Fund’s operations.

With respect to Class A prior performance, the Registrant respectfully declines to make the revisions requested and points to the following disclosure in the first paragraph under the heading “Performance Bar Chart and Table”:

“Accordingly, the performance information, including information on fees and expenses and financial information provided in this prospectus for periods prior to the reorganization (the Fund’s commencement of operations) is historical information for the Predecessor Fund.”

Instruction 3 to Form N-1A Item 4, provides that multiple class funds may select the class to include in the Bar Chart with respect to certain parameters. The Predecessor Fund’s share classes, Institutional Class Shares and Investor Class Shares began operations at the same time on September 30, 2008. As such, the Predecessor Fund chose to reflect the Institutional Class Shares, the least expensive class, in the Bar Chart. Accordingly, the Fund has presented the Institutional Shares in the Bar Chart as it is the least expensive class of the Fund and it will be the acquiring share class of the Predecessor Fund’s Institutional Class Shares. The performance of the Institutional Shares is the performance of the Predecessor Fund’s Institutional Class Shares.

COMMENT 15: Prospectus – Risk/Return Summary: Fund Management

The Fund may need to update the disclosure relating to the portfolio manager’s biographical information

RESPONSE:

The Registrant has reviewed the disclosure and confirms that the information regarding the investment adviser and the biographical information for the portfolio managers is correct as is. However, the investment start dates for each portfolio manager will be updated to reflect when they will begin Fund management.

COMMENT 16: Prospectus – What are the Fund’s Investment Strategies?

This disclosure is virtually identical to the summary strategy disclosure. Please revise to provide fulsome disclosure in response to each item of Form N-1A Item 9(b).

In addition, please provide more details about the Fund’s quantitative model and how it is used by Adviser to determine how to purchase and sell securities. See Form N-1A Item 9(b)(2).

Please also briefly address in the Summary.

RESPONSE:

The Registrant respectfully disagrees with the comment that the disclosure in Items 4 and 9 is identical. While certain language is used in both sections in order to consistently describe the Fund’s strategies and risks in a manner that is intended to be easy to follow for shareholders, the Item 4 disclosure summarizes the principal investment strategies and risks that are described in much greater detail in the Item 9 disclosure. Further, the Registrant believes it would be confusing to investors not to use consistent language between these sections, as an unsophisticated investor may not be able to connect two descriptions of the same investment concept or risk that are written using different terminology. Using consistent terminology in these sections allows an investor to more easily access the layering of disclosure, and an investor who wants more information relating to a specific Item 4 disclosure can quickly identify the corresponding Item 9 disclosure that provides the additional detail they are seeking.

The Item 9 investment strategies disclosure expands upon the corresponding Item 4 disclosure by going into greater detail regarding the Fund’s use of its quantitative model and the long and short sides of its investment strategies through stock selection, and its market neutral strategy.

Further, the Registrant notes that the Item 4 “What are the Fund’s Main Investment Strategies?” and “What are the Main Risks of Investing in the Fund?” cover approximately three pages of disclosure, while the Item 9 “What are the Fund’s Investment Strategies?” “What are the Fund’s Principal Investments?” and “What are the Specific Risks of Investing in the Fund?” cover approximately eight pages of disclosure due to the much greater level of detail included in the Item 9 disclosure. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

However, in response to the Staff’s comments, the Registrant confirms that, on a complex-wide basis, Federated Hermes continually monitors its investment strategy and risk disclosures and, on a going forward basis, will review these disclosures and, to the extent appropriate, seek to revise these disclosures to ensure that Item 9 risk disclosure expands upon Item 4 risk disclosure.

COMMENT 17. Prospectus – What are the Specific Risks of Investing in the Fund?

a.	With respect to the subsection “Epidemic and Pandemic Risk,” update this to reflect recent governmental actions (e.g., American Rescue Plan and more recent Federal Reserve actions).
b.	With respect to “Risk of Investing in Derivative Contracts,” this disclosure is identical to that in the summary risk section. Please include a more fulsome discussion of derivatives risk, including the specific risks associated with each type of derivatives instrument in which the Fund invests.

RESPONSE:

a.	Epidemic and Pandemic Risk. In response to the comment, the Registrant has reviewed its current risk disclosure and believes that it appropriately discloses Epidemic and Pandemic risks. However, given that this disclosure appears across Federated Hermes’ complex of mutual funds, the Registrant will continue to review and assess this disclosure and, should it determine that updates are required, may do so at the Fund’s next annual update.
b.	Risk of Investing in Derivative Contracts. The Registrant believes the current Item 4 and Item 9 “Risk of Investing in Derivative Instruments” adequately summarizes the principal risks of investing in futures contracts, options contracts, swaps and other derivatives. The Registrant will add the following disclosure under “What are the Fund’s Principal Investments:”

Futures Contracts (A Type of Derivative) Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a Reference Instrument at a specified price, date and time. Entering into a contract to buy a Reference Instrument is commonly referred to as buying a contract or holding a long position in the asset. Entering into a contract to sell a Reference Instrument is commonly referred to as selling a contract or holding a short position in the Reference Instrument. Futures contracts are considered to be commodity contracts. The Adviser has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act with respect to the Fund and, therefore, is not subject to registration or regulation with respect to the Fund. Futures contracts traded OTC are frequently referred to as forward contracts. The Fund can buy or sell financial futures (such as interest rate futures, index futures and security futures), as well as currency futures and currency forward contracts.

Option Contracts (A Type of Derivative) Option contracts (also called “options”) are rights to buy or sell a Reference Instrument for a specified price (the “exercise price”) during, or at the end of, a specified period. The seller (or “writer”) of the option receives a payment, or premium, from the buyer, which the writer keeps regardless of whether the buyer uses (or exercises) the option. A call option gives the holder (buyer) the right to buy the Reference Instrument from the seller (writer) of the option. A put option gives the holder the right to sell the Reference Instrument to the writer of the option. Options may be bought or sold on a wide variety of Reference Instruments. Options that are written on futures contracts will be subject to margin requirements similar to those applied to futures contracts.

Swap Contracts (A Type of Derivative) A swap contract (also known as a “swap”) is a type of derivative contract in which two parties agree to pay each other (swap) the returns derived from Reference Instruments. Swaps do not always involve the delivery of the Reference Instruments by either party, and the parties might not own the Reference Instruments underlying the swap. The payments are usually made on a net basis so that, on any given day, the Fund would receive (or pay) only the amount by which its payment under the contract is less than (or exceeds) the amount of the other party’s payment. Swap agreements are sophisticated instruments that can take many different forms and are known by a variety of names. Common types of swaps in which the Fund may invest include interest rate swaps, caps and floors, total return swaps, credit default swaps, currency swaps and volatility swaps.

COMMENT 18. Prospectus – What Do Shares Cost?

We note the following sentence in the subsection entitled Additional Information on the Availability of Certain Waivers and Discounts:

“The information contained in Appendix B is based on information provided by these financial intermediaries.”

Please delete this sentence. The disclosure cannot disclaim responsibility for the Fund’s sales charge waivers and discounts disclosure. Under the 1940 Act, sales loads are set by funds, not by intermediaries.

RESPONSE:

With respect to the noted sentence, the Registrant respectfully submits that the disclosure in question is, in the Registrant’s view, accurate and not a disclaimer of responsibility. The Registrant, the Fund, and its investment adviser do not establish or determine financial intermediary-specific policies and procedures. These policies and procedures are solely determined by a financial intermediary and the Registrant makes the financial intermediary’s policy, as provided by the intermediary, available to shareholders with Appendix B.

COMMENT 19. Prospectus – How to Redeem and Exchange Shares

We note the following sentence:

“Depending upon the method of payment, when shareholders receive redemption proceeds can differ.”

The Fund’s disclosure should specify when payment will be made by the Fund for each form of payment. See Form N-1A Item 11(c)(7).

RESPONSE:

The Registrant has approved the noted disclosure to be included in the “Redemptions and Exchanges” section for all Federated Hermes funds. In addition, the prospectus currently states that “Redemption proceeds normally are wired or mailed within one business day for each method of payment after receiving a timely request in proper form” and that “Payment may be delayed for up to seven days under circumstances.” The Registrant respectfully believes that, collectively, this disclosure is responsive to Item 11(c)(7) and (8) of Form N-1A which allows a fund to disclose the typical number of days or estimated range of days in which a fund expects it will take to pay out redemptions proceeds.

COMMENT 20. Prospectus – Advisory Fees

Please revise this disclosure to clearly state what amounts are voluntarily waived and the amounts of the Fee Limits. Are these different amounts/waivers? Please clarify disclosure here and in the fee table footnote.

RESPONSE:

The Registrant notes that Form N-1A does not require disclosure of the amounts of fee waivers in the noted section of the Prospectus. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 21. Prospectus – Prior Performance of Composite of Accounts Similarly Managed by Adviser

a.	The Fund should represent supplementally that it has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.
b.	The performance presentation must be revised. It is confusing and not consistent with Nicholas Applegate. The disclosure must include everything required by Nicholas Applegate: substantially similar investment objectives, strategies and policies. Also, it should be substantially similar to the composite, not just the private fund.
c.	What Fund is referred to in the first sentence? We note you are using the defined term for this Fund. Please state that the Composite includes all funds and private accounts managed by the adviser with substantially similar investment objectives, strategies and polices. All the disclosure in this section should refer to all funds and private accounts with substantially similar investment objectives, strategies and policies to the Fund and managed by the Adviser. Revise disclosure throughout.
d.	Please add the word “substantially” to the phrase “one private fund with a substantially similar investment objective …” in the first sentence of the first paragraph. Please make this change elsewhere in the disclosure when discussing similar investment objective.
e.	In the second paragraph, change “accounts included in the Composite” to “all funds and accounts included in the Composite.”
f.	Is there just one private fund in the Composite? Please clarify.
g.	We do not believe that the following sentence is accurate based on other disclosure that states performance shown is a Composite of all substantially similar managed accounts and fund managed by the Adviser. This point only needs to be made once in the discussion. Please revise or delete.
h.	Clarify what is meant by industry best practices (e.g., Global Investment Performance Standards (GIPS)? Confirm that performance is shown net of all actual fees and expenses and not just net of management fees.
i.	If the standardized SEC method is not used to calculate the prior performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.
j.	Please revise disclosure in the final paragraph. Since the actual fees/expenses of the accounts and other funds in the Composite are lower than the Fund’s fees/expenses, the disclosure should state that the use of the Fund’s expense structure would have lowered the performance results. Please also clarify that "actual fees and expenses of the Composite" is net of all actual fees/expenses, including sales loads.

RESPONSE:

The Registrant has revised the Fund’s disclosure. Please see the amended disclosure in Appendix A to this correspondence (deletions stricken and additions bold and underlined).

With respect to the Staff’s specific questions:

a.	The Adviser confirms that it has all accounts, books, internal working papers and any other records or documents that to form the basis for or demonstrate the relevant performance calculations, as required under Rule 204-2(a)(16) under the Advisers Act.
b.	The Registrant has revised the performance presentation. See Appendix A to this correspondence.
c.	The Registrant has revised the performance presentation. See Appendix A to this correspondence.
d.	The Registrant has complied as requested.
e.	The Registrant has revised the performance presentation. See Appendix A to this correspondence.
f.	The Registrant confirms that there is one private fund in the Composite.
g.	The Registrant has revised the performance presentation. See Appendix A to this correspondence.
h.	Supplementally, the Registrant confirms that the performance of the composite has been prepared and presented in accordance with the Global Investment Performance Standards (“GIPS”). Individual portfolio returns are calculated using the Modified Dietz method and the composite has been prepared in accordance with GIPS. The Registrant confirms that performance is shown net of all actual fees and expenses and not just net of management fees.
i.	The Registrant confirms that the standardized SEC method is not used to calculate the prior performance and includes that statement in its disclosure.
j.	The Registrant has revised the performance presentation. See Appendix A to this correspondence.

Statement of Additional Information (“SAI”)

COMMENT 22. Statement of Additional Information – Securities in Which the Fund Invests

Under the Portfolio Turnover section, the Fund must provide disclosure required by Form N-1A Item 16(e) as to the Predecessor Fund. Please confirm that all information derived from the Predecessor Fund's financials has been properly included and designated in the SAI.

RESPONSE:

With respect to the Portfolio Turnover section, the Fund will add the following disclosure from the Predecessor Fund’s current SAI:

“For the fiscal years ended January 31, 2019 and 2020 and the fiscal period from February 1, 2020 to December 31, 2020, the portfolio turnover rates for the Predecessor Fund were 84%, 83% and 74%, respectively. Effective August 18, 2020, the Board of the Predecessor Fund approved a change in the fiscal year end of the Fund from January 31 to December 31.”

The Registrant confirms that all information derived from the Predecessor Fund’s financials has been properly included and designated in the SAI.

COMMENT 23. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

The Staff notes the Fund’s Concentration policy. As the Fund has not commenced operations, please revise the concentration policy as specified below:

a.	Please clarify that government securities means U.S. government securities.
b.	Add after municipal securities: issued by governments or political subdivisions of governments (excluding private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity). See Diversification and Concentration for Tax-Exempt Mutual Funds, Investment Company Act Release No. 9785 (May 31, 1977).

RESPONSE:

The Registrant will revise the Fund’s Concentration policy as follows (additions bold and underlined):

“Concentration

The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in a particular industry or group of industries. For purposes of this restriction, the term concentration has the meaning set forth in the Investment Company Act of 1940 (“1940 Act”), any rule or order thereunder, or any SEC staff interpretation thereof. U.S. Government securities and municipal securities issued by governments or political subdivisions of governments (excluding private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity will not be deemed to constitute an industry.”

COMMENT 24. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Illiquid Investments

Please revise the Illiquid Investments limitation to be consistent with definition of illiquid investment definition noted on top of page 15:

“For purposes of the illiquid investments policy, illiquid investments are those that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment taking into account relevant market, trading and investment-specific considerations, and considering market depth.”

RESPONSE:

The Registrant will make the following changes (deletions stricken and additions are bold and underlined):

“Illiquid Investments

The Fund will not make investments in holdings for which there is no readily available market, or enter into repurchase agreements or purchase time deposits that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment taking into account relevant market, trading and investment-specific considerations, and considering market depth, ~~dispose of within seven days,~~ if immediately after and as a result, the value of such investments would exceed, in the aggregate, 15% of the Fund’s net assets.”

COMMENT 25. Statement of Additional Information – Portfolio Manager Information

Revise the following sentence as the Fund has not completed a fiscal year. See Form N-1A Item 20:

“The following information about the Fund’s Portfolio Managers is provided as of the end of the Fund’s most recently completed fiscal year unless otherwise indicated.”

RESPONSE:

The Registrant notes that the above disclosure states “unless otherwise indicated.” Following this sentence is the statement “The following information about the Fund’s Portfolio Managers is provided as of December 31, 2020.”

The Registrant respectfully believes that this disclosure approach is accurate, consistent with the requirements of Form N-1A and respectfully declines to remove the sentence. However, the information about the Fund’s Portfolio Managers has been updated as of May 31, 2021 and the Registrant will make the following changes (deletions stricken, additions bold and underlined):

“The following information about the Fund’s Portfolio Managers is provided as of ~~December 31, 2020~~ May 31, 2021.”

When the Fund has completed its first fiscal year, the disclosure will be revised to remove the above statement “The following information about the Fund’s Portfolio Managers is provided as of ~~December 31, 2020~~ May 31, 2021.”

COMMENT 26. Part C – Item 28 (k)(10)

We note that the form of opinion and consent of counsel as to the legality of shares being registered for the Fund has blanks and brackets. Please file the executed opinion.

RESPONSE:

The Registrant will respond as requested.

COMMENT 27. Part C – Item 28 (j)

The Registrant must file a consent of the Predecessor Fund’s auditors with the Rule 485(b) filing.

RESPONSE:

The Registrant will respond as requested.

Questions on this letter or requests for additional information may be directed to me at Terri.Kerr@FederatedHermes.com.

Very truly yours,

/s/ Terri Kerr
Terri Kerr
Senior Paralegal

Appendix A

PRIOR PERFORMANCE OF COMPOSITE OF ACCOUNTS SIMILARLY MANAGED BY ADVISER

The following performance information relates to the Federated MDT Market Neutral Institutional Composite (“Composite”), which is a performance composite consisting of all private accounts and funds with substantially similar investment objectives, strategies, policies and risks to those of the Fund that also are managed by the Fund’s investment adviser Federated MDTA LLC (the “Adviser”). The following performance information is not the Fund’s performance (or any predecessor fund’s performance), should not be considered indicative of the past or future performance of the Fund, and should not be considered a substitute for the Fund’s performance. Information regarding the Fund’s performance is shown under the section of the Fund’s prospectus entitled “Performance: Bar Chart and Table.” The performance information of the Composite is not that of the Fund’s performance predecessor, the Hancock Horizon Quantitative Long/Short Fund.

The following performance information relating to the Composite is being provided because the investment adviser to all private accounts and funds included in the Composite is the Fund’s Adviser and the Fund’s investment objective, strategies, policies and risks are substantially similar to those of all private accounts and funds included in the Composite.

As of December 31, 2020, the Composite consisted of one private fund with a substantially similar investment objective, strategies, policies and risks to those of the Fund, totaling approximately $5,456,976. The inception date of the Composite was September 1, 1994. Between the Composite’s inception date and December 31, 2020, all private accounts and funds with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite. The following performance information is therefore intended to illustrate past performance for all private accounts and funds with substantially similar investment objectives, strategies, policies and risks to those of the Fund managed by the Adviser.

The following performance information for the Composite was prepared in accordance with industry best practices in accordance with the Global Investment Performance Standards (“GIPS”). Individual portfolio returns are calculated using the Modified Dietz method and the composite has been prepared in accordance with GIPS. The method for computing historical performance information for the Composite differs from the SEC’s method for computing the historical performance of the Fund.

The private accounts and funds included in the Composite have different fees, expenses and cash flows than the Fund, which could negatively impact the performance of the Fund in relation to the Composite. Since the actual fees and expenses of the private accounts and funds in the Composite are lower than the Fund’s fees and expenses, use of the Fund’s expense structure would have lowered the performance result of the Composite.

The private accounts and funds included in the Composite also are not registered under the 1940 Act and therefore are not subject to certain investment restrictions, diversification requirements and other limitations imposed on the Fund by the 1940 Act and Subchapter M of the Internal Revenue Code. If the private accounts and funds had been registered under the 1940 Act and been subject to the 1940 Act and Subchapter M of the Internal Revenue Code requirements and limitations, the performance may have been adversely affected. The net returns shown are net of all actual fees and expenses, including sales loads. The highest fee charged to any account in the Composite, during the performance period, is reflected in the performance table.

For the Periods Ended December 31, 2020)

	1 Year	5 Years	10 Years

Federated Hermes MDT Market Neutral
Institutional Composite
Net Returns (after fees/expenses)	(2.51)%	1.27%	3.18%
Gross Returns	(1.53)%	2.29%	4.21%
ICE BofAML 3-Month T-Bill Index1	0.67%	1.20%	0.63%
(reflects no deduction for fees, expenses
or taxes)
1	ICE BofAML 3-Month T-Bill Index measures returns of three-month Treasury Bills. The index is unmanaged and, unlike the Fund, is not affected by cash flows.